IMPERIAL

RECEIVED
2006 MAR 28 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011954

15 March 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Intl Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of an announcement regarding the consolidated half-year financial statements for the period ended 31 December 2005 lodged with the Australian Stock Exchange Limited on 14 March 2006.

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

3/28

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

IMPERIAL ONE LIMITED
AND ITS CONTROLLED ENTITIES

ABN 29 002 148 361

HALF YEAR
FINANCIAL REPORT

31 DECEMBER 2005

TABLE OF CONTENTS

COMPANY DIRECTORY

Directors
B W McLeod (Chairman)
D H Sutton
K A Torpey

Registered Office

Suite 5, Level 7
3 Spring Street
Sydney NSW 2000
Telephone: (02) 9251 1846
Facsimile: (02) 9251 0244

Auditors
Nexia Court & Co
Level 29, Tower Building
Australia Square
264 George Street
Sydney NSW 2000

Share Registry
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

Secretary
D L Hughes

Bankers
Australian & New Zealand Banking
Group Limited

Solicitors
Atanaskovic Hartnell
Level 10, Atanaskovic Hartnell House
75-85 Elizabeth Street
Sydney NSW 2000

Stock Exchange Listings
Australia
Australian Stock Exchange
(Home Exchange Brisbane, Queensland)

IMP – Ordinary Shares

United States of America
New York OTC Market: Code: IMPGY
OTC#: 452869103
Sponsor: Bank of New York
1 ADR for 20 Ordinary shares

DIRECTORS' REPORT

The Directors of Imperial One Limited ("the Company"), present their report together with the Consolidated Financial Report for the half-year ended 31 December 2005 and the Review Report thereon.

1. DIRECTORS

The following persons held office as Directors of Imperial One Limited at the date of this report:

BW McLeod
DH Sutton
KA Torpey

BW McLeod, B.Sc (Maths), M.Comm (Econ)
Chairman
Mr McLeod has had extensive experience in the Australian Capital markets. Over the past 16 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent six years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations. He is a Director of Bemax Resources NL and Carnegie Corporation Limited. Appointed a director of the Company on 21 May 1996.

DH Sutton, B.Comm, ASA, ACIS
Non-Executive Director
Mr Sutton has many years experience in sharebroking and investment banking. He is a Director and Chairman of Martin Place Securities Pty Limited, a licenced securities dealer. Appointed a Director of the Company on 30 January 1997.

K A Torpey, B.E., MIE Aus., CP Eng, FAusIMM, (CP)
Non-Executive Director
Mr Torpey has over the last 40 years been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located in Australia, Ireland and Indonesia. Most of these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Minerals Limited (Ireland), Noranda, Denison Mines (Canada), Toyota and Mitsubishi.

Since returning to Australia from Tara Mines, he assumed the role of Managing Director of Denison Mines (Australia) and then of Devex Limited. Over recent years he has acted as a consultant to a number of companies involved in mining projects and new technology. He is currently the Principal of Famallon Pty Limited and a Director of Latrobe Magnesium Limited and Camberwell Coal Pty Limited. Appointed a Director of the Company on 26 November 1992.

2. PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial period were as follows:

- The retention of the Company's cornerstone shareholding in Bemax Resources NL ("Bemax"). Bemax market capitalisation now exceeds $360m. Over the financial period, Imperial's shareholding in Bemax reduced to just under 5% following an increase in Bemax total issued capital with the exercise of options and payment of partly paid shares. Section 4A provides a summary of Bemax operations up to the date of this Report;
- Through its wholly owned subsidiary Imperial Energy Pty Ltd, ("Imperial Energy"), completed a joint venture to undertake a natural gas exploration program in the Appalachians with American Natural Resources LLC, of Pittsburgh, Pennsylvania;
- Seeking other resource base investment opportunities where the Company can utilise knowledge and resources built up in both the mineral sands and natural gas industries;

- Identifying opportunities to participate in seed capital and share placements for small to medium sized resource companies.

3. CONSOLIDATED RESULTS

The consolidated result of the group for the half-year ended 31 December 2005 after providing for income tax expense was a profit of $4,881,960 (2004 loss $1,689,250) or 0.48 cents per share.

The result for the period under review is due to the following items:

- Income of $5,502,233 from the restatement of the value of investments to fair value taken to the income statement due to the first time implementation of the Australian Equivalent International Accounting Standards.

At balance date the Company's Bemax shares had a market value of approximately $13.5 million, representing an increase of approximately $5.638 million over the period under review and $9.92 million over the period from July 2005 to the date of this report. The Company has approximately $14 million in tax losses to be carried forward.

4. REVIEW OF OPERATIONS

A BEMAX RESOURCES NL

The company currently holds approximately 45 million ordinary shares in the issued capital of Bemax representing just under 5% of the Bemax total issued capital. Highlights of Bemax operations during the financial period to 31 December 2005 and up to the date of this report include:

- The announcement of an after tax profit of $1.3 million for the 2005 year. Revenue for the year was $53.8 million. Profit and revenue were sourced solely from Cable Sands Pty Ltd ("Cable Sands"), the wholly owned Bemax subsidiary operating in Western Australia.
- Revenue from the Company's new Murray Basin operations ("Pooncarie Project") will flow through in 2006 as first sales are made in the first half of the year.
- The Cable Sands operations carried all of the Company's overheads and corporate costs through 2005, which was a year of significant development activity.
- Completion of the commissioning of the Pooncarie Project Ginkgo Mine.
- Heavy Mineral Concentrate ("HMC") produced at the Ginkgo Mine, transported to the Broken Hill Mineral Separation Plant ("MSP") site.
- The Broken Hill MSP on budget and schedule and is in the final stages of commissioning.
- Modifications to the Bunbury MSP (WA) are on budget and schedule.
- Infill drilling has proven up additional resources at Snapper, Campaspe and new locations in the Murray Basin.
- Cable Sands received final approvals for the Tutunup South and Gwindinup (WA) mines.

Murray Basin Operations

The Ginkgo Mine phase of the Pooncarie Project has been completed on time and on budget. Trucking of the HMC (zircon and rutile rich product ("non-mags")) from the Ginkgo Mine to the Broken Hill MSP commenced in January 2006. The Ginkgo Mine is the first stage of the Pooncarie Project (Ginkgo and Snapper deposits), the combined deposits consist of in excess of 10 million tonnes of heavy minerals and a mine life of over 20 years.

The Broken Hill MSP is in the final stages of commissioning and production is expected in March 2006.

West Australian Operations

Cable Sands mining operations continued at the Ludlow mine site with HMC production above budget for the period.

Modifications to the Bunbury MSP continued during the period and are on schedule for commissioning during the first quarter of 2006. The upgrade will allow simultaneous treatment of non mags from the

Murray Basin along with current Cable Sands production and will allow an increase in the variety of material treatable by the plant in terms of toll treatment.

Final agreements and approvals were received in December 2005 for the Tutunup South mine. Approval for the Gwindinup Mine development was received from the Minister for the Environment towards the end of the 2005. This six-year plus project will come on line when operations are completed at Ludlow during 2007.

The Bunbury MSP continued to process HMC from both Tutunup and Ludlow sites. Toll treatment of external client material also continued during the quarter.

Exploration

Infill drilling has commenced at the Snapper deposit. Drilling in areas of Snapper recently acquired confirmed high grade and relatively shallow nature of mineralisation. Final assays are awaited. The mineralogy of the Snapper deposit is superior to that of the Ginkgo mine. This work at the Snapper deposit confirmed earlier pre-feasibility assessments that the addition of the Snapper operation will significantly enhance the overall Pooncarie Project outcomes.

Drilling at Campaspe has extended the deposit 4.5 kilometres to the north, with mineralisation still remaining open in this direction. Two further deposits, Wakaol and Collban, have been identified to the south of Campaspe which require follow up drilling.

Updated Bemax global resource and reserve estimates are in excess of 67.5 million tonne of heavy minerals resources in the Murray Basin.

Marketing

Current demand for mineral products remained firm with prices for zircon products increasing to record levels. In negotiations for yearly contractual prices for titanium feedstock from the Western Australian operations Bemax has averaged higher prices in 2006 than 2005.

China is now both the largest zircon consumer globally as well as being the largest producer of ceramic tiles and this, accompanied by increased and ongoing production of ceramic goods in India, will sustain demand into the second half of the decade.

B. IMPERIAL ENERGY

On 4 February 2006 the Company announced that it had entered in to a joint venture with American Natural Resources LLC to commence an initial 10 well natural gas drilling program in what is known as the "Carrolltown Prospect" in Cambria County, Pennsylvania, USA. The joint venture, through the Company's 100% owned subsidiary Imperial Energy, provides the company with the following:

- A 75% working interest (60.9395% revenue interest) over approximately 10,000 acres strategically situated in the highly productive Appalachian Basin close to transportation and end-user markets.

- The first 10 well program will seek relatively shallow targets in upper Devonian Sandstones at depths of up to a maximum of 4,200 feet. The total cost to the joint venture, including all costs to connect commercially viable gas production into distribution pipeline networks, is US$250,000, per well.

- Imperial Energy will contribute on a proportional cost basis for each drilling program (excluding the first well where Imperial Energy will contribute 100% of the well cost to pay for its share of preliminary costs).

- The initial 10 well program at the Carrolltown Prospect will commence on or about the 6th March 2006. Imperial Energy and American Natural Resources have agreed to pursue other oil and gas opportunities at the conclusion of the initial drilling program with over 40 potential sites having been identified.

- The Company has arranged financing for the initial drilling program through a loan facility secured against the Company's existing assets. Based on the success of the initial natural gas drilling program the board will then review future financing alternatives.

C. OTHER INVESTMENT OPPORTUNITIES

Seed Funding - In October 2005 the Company subscribed to a placement in Rand Quest Syndicate Limited (RQS). RQS has acquired mineral and mining rights over the majority of the Central Rand Goldfield in South Africa and is planning a London AIM IPO listing by April 2006.

D. CATCHA LIMITED

Following a restructure and capital raising by Catcha Limited ("Catcha") in 2005, the board has decided there is little value remaining in the Company's shareholding in Catcha. The investment value of Catcha was written down to nil in the 2001 financial year.

Although Catcha continues to develop its media and publishing businesses in Singapore and Malaysia the board believes there is no rationale in continuing to report on Catcha's activities.

4. CORPORATE OTHER

Non-marketable Share Sale - On 16 December 2005, pursuant to Clause 9 of the Company's Constitution, the Company dispatched a notice, to around 3,400 shareholders who held non-marketable parcels of shares, that their shares would be sold unless by 31 January 2006 the shareholders advised the Company that the provisions of Clause 9 of the Constitution is not to apply to their shares. The Company arranged for the purchase of the non-marketable parcels of shares at $0.005 per share. On the closing date the Company had arranged to sell approximately 12 million shares while reducing the number of shareholders in the Company by over 1,600.

The purchase of the non-marketable shares did not apply if the shares are held on the CHESS Subregister. Following the success in reducing the number of small, in-active shareholders as noted above, the Company has called for a General Meeting to approve an amendment to the Company's Constitution to allow the small and inactive shareholders on the CHESS Subregister to also participate in the sale of the non-marketable parcels of shares. It is expected that around an additional 1,200 small, in-active shareholdings will be able to be sold.

This significant reduction in the number of shareholders will provide significant cost savings to the Company in terms of printing and postage (Annual Reports etc) and share registry costs.

Litigation - Recovery of Legal Costs

The Company's lawyers have filed in the High Court of Fiji a **Winding Up Petition** against Rupert Company Limited ("Rupert"), for the recovery of costs incurred in the NSW Supreme Court and NSW Court of Appeal proceedings between Rupert and the Company in 2003. The Company's claim is for $123,693 in costs relating to the Supreme Court proceedings. A further claim of $34,187 from the Court of Appeal proceedings will be enforced against Rupert by way of proof of debt in the winding up proceedings already on for the Supreme Court costs. Rupert has lodged $20,000 as security of costs. No amounts have been provided in the Financial Statements for the recovery of these costs.

6. FUTURE DIRECTION

The Company's investment philosophy will be to retain its cornerstone shareholding in Bemax as it develops into a world class mineral sands producer. As has occurred with its shareholding in Bemax, the Board will continue to seek to identify low risk, early stage investment opportunities that will provide capital growth, but with the opportunity of generating an ongoing cash flow sooner in the investment cycle.

At the date of this report the value of the Company's shareholding in Bemax was approximately $18m. To enhance shareholder value, the board is constantly seeking new investment and financing opportunities, leveraging off this increasingly valuable asset.

7. AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is set out on page 9 and forms part of the Directors report for the half-year ended 31 December 2005.

Signed in accordance with a resolution of the Directors.

Dated at Sydney this 14th day of March 2006.

D H Sutton
Director

Imperial One Limited
Lead Auditors Independence Declaration under section 307C of The Corporations Act 2001.

To the Directors of Imperial One Limited

As lead auditor for the audit of Imperial One Limited for the period ended 31 December 2005 I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co.
Chartered Accountants

Stuart H Cameron
Partner

Sydney
14 March 2006

DIRECTORS' DECLARATION
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

In the opinion of the Directors of Imperial One Limited:

1. The financial statements and notes are in accordance with the Corporations Act 2001, including:

   c) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows, for the period ended on that date; and

   d) complying with Accounting Standard AASB 1034 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors made pursuant to Section 305(5) of the Corporations Act 2001.

On behalf of the Directors

D H Sutton
Director
Dated at Sydney this 14th day of March 2006.

Imperial One Limited
Condensed Consolidated Interim Income Statement
For the Half-Year ended 31 December 2005

	Note	Consolidated 6 months 31 December 2005	6 months 31 December 2004
Revenue		-	-
Cost of Sales		-	-
Gross Profit		-	-
Other Income	2	5,510,153	72,212
Other Expenses	2	(466,162)	(1,721,017)
Operating Profit/(Loss) before Tax And Finance Costs		5,043,991	(1,648,805)
Finance Costs		(162,031)	(40,445)
Profit/(Loss) before Income Tax		4,881,960	(1,689,250)
Income Tax Expense		-	-
Profit/(Loss) for the Period		4,881,960	(1,689,250)
Basic earnings per share attributable to ordinary equity holders (cents per share)	10	0.48	(0.18)
Diluted earnings per share attributable to ordinary equity holders (cents per share)	10	0.48	(0.17)

The accompanying notes form part of these financial statements

Imperial One Limited
Condensed Consolidated Interim Balance Sheet
As at 31 December 2005

	Note	Consolidated 31 December 2005	30 June 2005
Current Assets			
cash and Cash Equivalents		212,464	126,822
trade and other Receivables		40,119	11,046
Total Current Assets		252,583	137,868
Non Current Assets			
receivables		952	-
Investments	6	13,693,004	8,100,771
plant and equipment		4,814	4,639
Total Non Current Assets		13,698,770	8,105,410
Total Assets		13,951,353	8,243,278
Current Liabilities			
trade and other payables		806,459	876,609
interest-bearing liabilities		4,054,552	3,922,526
provisions		43,614	42,430
Total Current Liabilities		5,004,625	4,841,565
Total Liabilities		5,004,625	4,841,565
Net Assets		8,946,728	3,401,713
Equity			
issued capital	3	54,284,903	53,804,478
other reserves	4	789,909	607,279
accumulated losses	5	(46,128,084)	(51,010,044)
Total Equity		8,946,728	3,401,713

The accompanying notes form part of these financial statements

Imperial One Limited
Condensed Consolidated Interim Cash Flow Statement
For the Half-Year Ended 31 December 2005

	Consolidated	
	6 months December 2005 $	6 months December 2004 $
Cash Flows from Operating Activities		
Receipts from customers	-	-
Payments to trade creditors and employees	(291,530)	(118,634)
Interest received	5,012	3,082
Underwriting fees received	-	69,130
Net Cash (Used In)/Provided By Operating Activities	(286,518)	(46,422)
Cash Flows from Investing Activities		
Proceeds from sale of investments	-	-
Payment for investment in listed corporation	-	(3,456,500)
Payment for investment in unlisted corporation	(90,000)	-
Payment for purchase of office equipment	(628)	-
Loans to other entities	(2,212)	-
Net Cash (Used In)/Provided by Investing Activities	(92,840)	(3,456,500)
Cash Flows from Financing Activities		
Net proceeds from issue of shares	495,000	-
Borrowings	10,000	3,456,500
Repayment of borrowings	(40,000)	-
Net Cash Provided By/(Used In) Financing Activities	465,000	3,456,500
Net Increase/ (Decrease) in Cash and Cash Equivalents Held	85,642	(46,422)
Cash and Cash Equivalents at the beginning of the financial year	126,822	254,664
Cash and Cash Equivalents at the end of the financial period	212,464	208,242

The accompanying notes form part of these financial statements

Imperial One Limited
Condensed Statement of Changes in Equity
For the Half-Year Ended 31 December 2005

Consolidated	Issued Capital	Other Reserves	Accumulated Losses	Total Equity
At 1 July 2004	53,804,478	607,279	(50,467,848)	3,943,909
Total Income/Expense for Period			(542,196)	(542,196)
At 30 June 2005	53,804,478	607,279	(51,010,044)	3,401,713
Share Issues	495,000			495,000
Share Issue Transaction Costs	(14,575)			(14,575)
Total Income/Expense for Period			4,881,960	4,881,960
Cost of Share Based Payments		182,630		182,630
As at 31 December 2005	54,284,903	789,909	(46,128,084)	8,946,728

The accompanying notes form part of these financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Imperial One Limited ("Company") is a Company domiciled in Australia. The condensed consolidated interim financial report of the Company for the Half-Year ended 31 December 2005 comprises the Company and its subsidiaries ("Consolidated Entity").

The Condensed consolidated interim report was authorised for issue by the Directors on 14 March 2006.

BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with annual Financial Report of Imperial One Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP')

It is also recommended that the half-year financial report be considered together with any public announcements made by Imperial One Limited and its controlled entities during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Accounting Standard AASB 134 "Interim Financial Reporting".

The half-year financial report has been prepared on a historical cost basis.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note.1 (c) below.

Reconciliations of:

- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 1 (d).

(c) Summary of Significant Accounting Policies

1. Basis of Consolidation

The consolidated financial statements comprise the financial statements of Imperial One Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

2. Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

3. Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Plant and equipment are depreciated over their estimated useful lives using the straight line method as follows:

	2005	2004
- Plant and Equipment	10% – 20%	10%-20%

Assets are depreciated from the date of acquisition. Profits and losses as sales of plant and equipment are taken into account in determining the results for the year.

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

4. Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

5. Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

6. Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

7. Receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written when identified.

8. Interest-bearing Liabilities

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

9. Provisions - Employee Benefits

(i) Defined contribution plans

Obligations for contributions to defined benefit plans are recognised as an expense in the Income Statement as incurred.

(ii) Wages, salaries, annual leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries, annual leave and represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance, superannuation and payroll tax.

10. Payables
Trade and other payables are stated at cost.

11. Revenue Recognition

Other Revenue
Other revenue is recognised as it accrues, or as disclosed in Note 6.

12. Taxation
Income tax expense
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

13. Other Taxes
Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

14. Share based Payment Transactions
The group provided benefits to directors and senior executives of the group through the executive share option plan whereby eligible participants render services in exchange for options over shares.

The cost of these equity share transactions is reserved by reference to the fair value at the date that they are granted. The fair value is determined using a binominal model.

15. Transitional Exemptions

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
The group had elected to adopt this exemption and has applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to its comparative information.

1. Basis of Preparation of the Half-Year Financial Report

(d) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

There are no material differences between the total equity presented under AGAAP and that presented under AIFRS.

	Consolidated		
	30 June 2005	**31 December 2004**	**1 July 2004**
Total equity under AGAAP	3,401,713	2,254,659	3,943,909
Adjustment to equity	-	-	-
Total equity under AIFRS	3,401,713	2,254,459	3,943,909

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	Consolidated	
	Year ended 30 June 2005	**Half-Year Ended 31 December 2004**
Loss after tax as previously reported	(542,196)	(1,689,250)
Adjustments to profit after tax	-	-
Loss after tax under AIFRS	(542,196)	(1,689,250)

(iii) Explanation of material adjustments to the Cash Flow Statements

There are no material differences between the Cash Flow Statements presented under AIFRS and those presented under AGAAP.

2. REVENUE AND EXPENSES

	Consolidated	
	6 months to 31 December 2005	6 months to 31 December 2004

Specific Items
Profit before income tax expense included
The following Revenue and expenses whose Disclosure is relevant in explaining the performance of the consolidated entity

1) Other Income		
Finance Income	5,920	3,082
Underwriting	-	69,130
Change in Fair Value of Investments	5,502,233	-
Other	2,000	-
	5,510,153	72,212
2) Expenses		
Depreciation	453	441
Employer Benefits	60,656	71,845
Finance Costs	162,031	40,445
Expense of Share Based Payments	182,630	-

3. ISSUED CAPITAL

	Consolidated	
	6 months to 31 December 2005	12 months to 30 June 2005
(a) Shares		
Balance at beginning of period	53,804,478	53,804,478
Movement in ordinary share capital		
- Issue of 110,000,000 ordinary shares @ $0.0045 pursuant to a private placement in August 2005	495,000	-
- Less costs associated with the issue	(14,575)	-
Balance at period end	54,284,903	53,804,478

(b) Options
Movements
Issues of Options
64,000,000 unlisted options were granted in December 2005 pursuant to the terms and conditions of the Imperial One Limited Executive Option Plan.
These options are exercisable on the following basis:

- 49,000,000 options exercisable at $0.0065 at any time prior to 5pm on 6 December 2010.
- 15,000,000 options exercisable at $0.008 at any time prior to 5pm on 6 December 2010.

Expiry of Options
None of the 14,350,000 unlisted options exercisable at 9 cents on or before 6 July 2005 and issued under the company's executive option plan were exercised prior to their expiry date and as a consequence have lapsed.

At the end of the period the company had on issue the following securities and/or rights to convert to securities:

- Shares
  1,034,196,306 listed ordinary shares – IMP
- Options
  15,295,000 unlisted options expiring 31/12/06
  exercisable @ 1 cent
  49,000,000 unlisted executive options expiring 6/12/10
  exercisable @ $0.0065
  15,000,000 unlisted executive options expiring 6/12/10
  exercisable @ $0.008

4. OTHER RESERVES

	Consolidated	
	6 months to 31 December 2005	**12 months to 30 June 2005**
Asset revaluation	607,279	607,279
Share Based payment Reserve	182,630	-
	789,909	607,279

5. ACCUMULATED LOSSES

Balance at beginning of period	(51,010,044)	(50,467,848)
Profit/(Loss) attributable to members	4,881,960	(542,196)
Balance at end of period	(46,128,084)	(51,010,044)

6. INVESTMENTS

Non-Current		
Shares – Other Corporations		
- Listed (at fair value, June 05 at cost)	13,602,852	8,100,619
- Unlisted (at Cost)	4,355,893	4,265,893
Less provision for diminution in value	4,265,741	(4,265,741)
	90,152	152
	13,693,004	8,100,771

Fair value of securities listed on a prescribed stock exchange at the date of this report was $17,973,244

7. CONTINGENT LIABILITIES

There was no material change in contingent liabilities or contingent assets since the last annual reporting date.

8. FINANCIAL REPORTING BY SEGMENTS

(i) Primary Reporting - Business Segments

31 December 2005	Mining	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	-	-	-	-
Other Revenue	-	5,510,153	-	-	5,510,153
Total Segment Review	-	5,510,153	-	-	5,510,153
Segment result	(10,884)	5,350,480	-	-	5,339,596
Unallocated revenue less unallocated expenses					(457,636)
Loss from ordinary activities Before income tax expense					4,881,960
Income tax expense					-
Loss from ordinary activities after income tax expense					4,881,960
Net Profit					**4,881,960**

SEGMENT INFORMATION (CONT.)

Primary Reporting – Business Segments

31 December 2004	Mining	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	-	-	-	-
Other Revenue	-	72,212	-	-	72,212
Total Segment Revenue	-	72,212	-	-	72,212
Segment result	(9,010)	(1,548,386)	-	-	(1,557,396)
Unallocated revenue less unallocated expenses					(131,854)
Loss from ordinary activities Before income tax expense					(1,689,250)
Income tax expense					-
Loss from ordinary activities after income tax expense					(1,689,250)
Net Loss					(1,689,250)

(ii) Secondary Reporting – Geographical Segments
All material revenues are derived, and assets held in Australia

9. EARNINGS (LOSS) PER SHARE

	Consolidated	
	31 December 2005	31 December 2004
Basic earnings (loss) per share (cents per share)	0.48	(.18)
Diluted earnings (loss) per share (cents per share)	0.48	(.17)
a) weighted average number of ordinary shares outstanding during the year used in calculation of EPS	1,000,718,048	924,186,306
b) weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	1,080,513,049	954,331,306

10. EMPLOYEE BENEFITS

Superannuation Commitments

The company contributed to externally managed accumulation superannuation plans on behalf of employees. The company's contributions were made in accordance with the company's legal requirements.

Executive Share Options

From time to time employees and directors are granted options at the discretion of the Board on terms determined by the Board.

Each option is convertible to one ordinary share and is fully vested.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

During the period under review 64,000,000 options were granted to employees and directors on the following basis:

- 49,000,000 options exercisable at $0.0065 at any time prior to 5pm on 6 December 2010
- 15,000,000 options exercisable at $0.008 at any time prior to 5pm on 6 December 2010

No options were exercised during the year. 14,350,000 options were not exercised by their expiry date being 6 July, 2005 and as a consequence have lapsed.
Details of options over unissued shares at balance date held by current and former Directors and employees are set in note 7.

NEXIA COURT & CO
NEXIA INTERNATIONAL
CHARTERED ACCOUNTANTS
ABN 71 502 156 733
Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF IMPERIAL ONE LIMITED

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report is not presented in accordance with:

- the *Corporations Act 2001* in Australia, including giving a true and fair view of the financial position of Imperial One Limited as at 31 December 2005 and of its performance for the half-year ended on that date
- Accounting Standard AASB 134: *Interim Financial Reporting* and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2005 is the responsibility of the directors of Imperial One Limited. It includes the financial statements for the Imperial One Limited Group (the consolidated entity), which incorporates Imperial One Limited (the company) and the entities it controlled during the half-year ended 31 December 2005.

The auditor's role and work

We conducted an independent review of the half-year financial report in order for the company to lodge it with the Australian Securities and Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and the *Corporations Regulations 2001*, which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the consolidated entity and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the *Corporations Act 2001* and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the consolidated entity. In our opinion the provision of these services has not impaired our independence.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Sydney

Date: 14/3/06